SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2008

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange, dated August 14, 2008, regarding a resolution of the Supreme Court of Justice of Argentina related to profit-sharing

Item 1

Telefónica de Argentina S.A.

Buenos Aires, August 14th, 2008

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Profit-sharing bonuses.

Dear Sirs,

We are writing to you on behalf of Telefónica de Argentina S.A., domiciled at Enrique Butty 240, 20th floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Listing Regulation.

Further to the above, please be advised that the Supreme Court of Justice of Argentina, in the case titled “Gentini, Jorge Mario y otros c/ Estado Nacional – Ministerio de Trabajo y Seguridad s/ part. accionariado obrero” (Gentini, Jorge Mario et al vs. National Administration – Ministry of Labor and Social Security on worker’s profit-sharing), has declared (i) that Decree No. 395/92 is constitutionally unenforceable regarding telecommunications public service carriers – including Telefónica de Argentina S.A. – in that “they are not forced to issue profit-sharing bonuses to their personnel” and (ii) that the judges in the case shall determine the nature and extent of the liability of each defendant, that is, the National Administration and Telefónica de Argentina S.A.

Note that Courtroom X of the National Court of Appeals in Labor Matters has confirmed the judgment issued in the lower court providing for the rejection of the plaintiff’s claim.

Considering the resolution of the Supreme Court of Justice of Argentina, the company we represent cannot currently assess the eventual impact this might have on its result and/or financial position.

Yours sincerely,

BCBA TASA 382 (HRBonos)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date:	August 15, 2008	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel